EXHIBIT 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

June 7, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on June 7, 2012.

Item 4.	Summary of Material Change

The Company reported today that that NYSE Regulation, Inc on behalf of NYSE MKT LLC  has approved Gold Standard for listing on the NYSE MKT. Gold Standard anticipates trading on the NYSE MKT will begin on Tuesday, June 12, 2012 under the symbol “GSV”.

Gold Standard will retain its primary listing on the TSX Ventures Exchange. In anticipation of the NYSE MKT listing, and for synchronicity, Gold Standard will change its trading symbol on the TSX Venture Exchange from GV to GSV at the opening of the market on June 11, 2012. There will be no change in the company's name or CUSIP number and no consolidation of capital.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

June 7, 2012
GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD APPROVED FOR LISTING ON NYSE MKT, SYMBOL GSV

June 7, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”)  (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com is pleased to announce that NYSE Regulation, Inc on behalf of NYSE MKT LLC  has approved Gold Standard for listing on the NYSE MKT. Gold Standard anticipates trading on the NYSE MKT will begin on Tuesday, June 12, 2012 under the symbol “GSV”.

Gold Standard will retain its primary listing on the TSX Ventures Exchange. In anticipation of the NYSE MKT listing, and for synchronicity, Gold Standard will change its trading symbol on the TSX Venture Exchange from GV to GSV at the opening of the market on June 11, 2012. There will be no change in the company's name or CUSIP number and no consolidation of capital.

“We welcome Gold Standard Ventures Corp. to the NYSE MKT family of listed companies,” said Scott Cutler, EVP and Co-Head of U.S. Listings and Cash Execution at NYSE Euronext. “Gold Standard Ventures Corp. will be joining other growth oriented companies in the U.S. taking advantage of the NYSE’s advanced and innovative market model to offer a premier value for listing and trading their stocks.”

“This NYSE MKT listing represents a significant milestone in Gold Standard’s growth,” stated Jonathan Awde, Gold Standard’s President. “The listing will provide greater trading accessibility for United States investors, which in turn will provide Gold Standard with exposure to a wider audience of investors.”

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 32,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,801 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this news release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) and in other reports on our website at www.goldstandardv.com at Investors Information.